Exhibit 99.1

A.D.A.M., Inc.

Consolidated Balance Sheets

(In thousands, except share data)

	December 31,
	2008	2007
Assets
Current assets
Cash and cash equivalents	$1,377	$5,425
Investments, short term	—	2,809
Accounts receivable, net of allowances of $345 and $424, respectively	3,986	3,940
Restricted cash	47	46
Inventories, net	33	65
Prepaids and other assets	597	839
Deferred income tax asset	558	793

Total current assets	6,598	13,917
Property and equipment, net	1,592	801
Intangible assets, net	9,979	9,953
Goodwill	27,617	27,468
Other assets	206	152
Deferred financing costs, net	92	852
Deferred income tax asset	7,062	6,827

Total assets	$53,146	$59,970

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable and accrued expenses	$3,880	$3,658
Deferred revenue	5,995	5,676
Current portion of long-term debt	2,000	3,250
Current portion of capital lease obligations	44	105

Total current liabilities	11,919	12,689
Capital lease obligations, net of current portion	112	85
Other liabilities	1,293	899
Long-term debt, net of current portion	8,000	16,750

Total liabilities	21,324	30,423

Shareholders’ equity
Common stock, $0.01 par value; 20,000,000 shares authorized; 10,152,019 shares issued and 9,882,260 shares outstanding at 12/31/2008; 9,958,617 shares issued and 9,688,858 shares outstanding at 12/31/2007	102	100
Treasury stock, at cost, 269,759 shares	(1,088)	(1,088)
Additional paid-in capital	58,475	56,406
Unrealized loss on investments	—	(166)
Accumulated deficit	(25,667)	(25,705)

Total shareholders’ equity	31,822	29,547

Total liabilities and shareholders’ equity	$53,146	$59,970

The accompanying notes are an integral part of these consolidated financial statements.

A.D.A.M., Inc.

Consolidated Statements of Operations

(In thousands, except per share data)

	Year Ended December 31,
	2008	2007	2006
Revenues, net
Licensing	$25,395	$23,563	$13,818
Product	1,182	1,642	1,594
Professional services and other	2,280	2,673	1,093

Total revenues, net	28,857	27,878	16,505

Cost of revenues
Cost of revenues	4,201	5,092	2,490
Cost of revenues—amortization	1,699	1,477	951

Total cost of revenues	5,900	6,569	3,441

Gross profit	22,957	21,309	13,064

Operating expenses
Product and content development	4,297	4,666	2,704
Sales and marketing	8,961	6,026	2,903
General and administrative	7,897	5,858	4,325

Total operating expenses	21,155	16,550	9,932

Operating income	1,802	4,759	3,132
Interest expense	(1,495)	(2,565)	(1,102)
Interest income	27	235	518
Loss on sale of investments	(296)	—	—

Income before income taxes	38	2,429	2,548
Income tax benefit	—	1,510	—

Net income	$38	$3,939	$2,548

Basic net income per common share	$0.00	$0.42	$0.30

Basic weighted average number of common shares outstanding	9,813	9,461	8,630

Diluted net income per common share	$0.00	$0.38	$0.25

Diluted weighted average number of common shares outstanding	10,642	10,442	10,074

The accompanying notes are an integral part of these consolidated financial statements.

A.D.A.M., Inc.

Consolidated Statements of Changes in Shareholders’ Equity

(In thousands, except share data)

	Common Stock		Treasury Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total
	Shares	Amount	Shares	Amount
Balance at December 31, 2005	8,482,772	$85	(269,759)	$(1,088)	$50,350	$(11)	$(32,192)	$17,144

Comprehensive income
Net income	—	—	—	—	—	—	2,548	2,548
Unrealized gain on investments	—	—	—	—	—	9	—	9

Total comprehensive income								2,557

Stock-based compensation expense	—	—	—	—	136	—	—	136
Common shares issued related to OBI acquisition	529,100	5	—	—	2,995	—	—	3,000
Exercise of common stock options	375,006	4	—	—	628	—	—	632

Balance at December 31, 2006	9,386,878	94	(269,759)	(1,088)	54,109	(2)	(29,644)	23,469

Comprehensive income
Net income	—	—	—	—	—	—	3,939	3,939
Unrealized loss on investments	—	—	—	—	—	(164)	—	(164)

Total comprehensive income								3,775

Stock-based compensation expense	—	—	—	—	758	—	—	758
Exercise of common stock options	571,739	6	—	—	1,539	—	—	1,545

Balance at December 31, 2007	9,958,617	100	(269,759)	(1,088)	56,406	(166)	(25,705)	29,547

Comprehensive income
Net income	—	—	—	—	—	—	38	38
Unrealized loss on investments, now realized	—	—	—	—	—	166	—	166

Total comprehensive income	—	—	—	—	—	—	—	204

Stock-based compensation expense	—	—	—	—	903	—	—	903
Common stock warrants issued	—	—	—	—	366	—	—	366
Exercise of common stock options	186,582	2	—	—	800	—	—	802
Issuance of restricted stock awards	6,820	—	—	—	—	—	—	—

Balance at December 31, 2008	10,152,019	$102	(269,759)	$(1,088)	$58,475	$—	$(25,667)	$31,822

The accompanying notes are an integral part of these consolidated financial statements.

A.D.A.M., Inc.

Consolidated Statements of Cash Flows

(In thousands)

	Year Ended December 31,
	2008	2007	2006
Cash flows from operating activities
Net income	$38	$3,939	$2,548
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	2,149	1,927	1,161
Deferred financing cost amortization and writeoff	852	339	140
Stock-based compensation expense	903	758	136
Common stock warrants expense	366	—	—
Deferred income taxes	—	(1,510)	—
Loss on sale of assets	249	4	2
Loss on sale investments	296	—	—
Changes in assets and liabilities, net of effects from acquisition
Accounts receivable	(46)	(858)	(17)
Inventories	32	9	(6)
Prepaids and other assets	188	833	(137)
Accounts payable and accrued expenses	222	(417)	245
Deferred revenue	319	1,229	(780)
Other liabilities	394	(414)	33

Net cash provided by operating activities	5,962	5,839	3,325

Cash flows from investing activities
Acquisition of subsidiary, net of cash acquired of $1,548	—	—	(29,128)
Purchases of property and equipment	(1,426)	(387)	(187)
Proceeds from sales of property and equipment	2	7	—
Goodwill, additional cost of previous acquisition from earnout payments	(149)	(195)	—
Net change in restricted cash	(1)	2,148	(667)
Software product and content development costs	(1,725)	(1,154)	(974)
Proceeds from investments	2,716	—	7,661
Purchase of investments	(37)	(180)	(1,097)

Net cash provided by (used in) investing activities	(620)	239	(24,392)

Cash flows from financing activities
Proceeds from issuance of term note	10,000	—	20,000
Proceeds from issuance of convertible note	—	—	5,000
Payment of deferred financing costs	(92)	—	(1,339)
Payment on note payable	—	(1,500)	—
Payment on long-term debt	(20,000)	(5,000)	—
Proceeds from exercise of common stock options	802	1,544	631
Payments on capital leases	(100)	(143)	(79)

Net cash provided by (used in) financing activities	(9,390)	(5,099)	24,213

Increase (decrease) in cash and cash equivalents	(4,048)	979	3,146
Cash and cash equivalents, beginning of year	5,425	4,446	1,300

Cash and cash equivalents, end of year	$1,377	$5,425	$4,446

Interest paid	$1,263	$2,838	$600

Supplemental disclosure of non-cash activities
Equipment acquired through capital lease obligations	$66	$—	$84

Assets acquired and liabilities assumed related to the acquisition of OnlineBenefits:
Current assets other than cash	$—	$—	$3,741
Property and equipment	—	—	549
Intangibles	—	—	9,300
Goodwill	—	—	25,840
Long-term assets	—	—	157
Current liabilities	—	—	(5,858)
Noncurrent liabilities	—	—	(1,601)
Less: issuance of common stock related to the acquisition	—	—	(3,000)

Cash paid to acquire OnlineBenefits	$—	$—	$29,128

Deferred tax asset valuation adjustment impact on goodwill	$—	$610	$—

The accompanying notes are an integral part of these consolidated financial statements.

A.D.A.M., Inc.

Notes to Consolidated Financial Statements

1. Description of Business and Summary of Significant Accounting Policies

Business

A.D.A.M., Inc. (Nasdaq: ADAM) primarily provides online information and technology solutions for employers, benefits brokers, healthcare organizations and online media companies. Our solutions are divided into two categories:

•	Health information and health decision support tools that we market to healthcare organizations, online media companies, and Internet search and technology firms; and

•

Benefits communications and decision support, human resources productivity, and benefits broker tools that we market to local and regional benefits brokers and national agencies with employer clients having less than 500 employees, and employers with more than 500 employees.

Our solutions are delivered through a Platform as a Service-type model (PaaS) that provides rapid and efficient deployment of our products and allows us to integrate third party products and services that we monetize across our network of clients and end users.

For the end users of our solutions—consumers, employees, patients, and health plan members—our products and services help people to better understand their health, and the benefits plans their employers provide, and make well informed decisions about their healthcare and benefits selections. In addition, we help people understand the relationship between their benefits and the costs associated with them. This connection between financial understanding and benefits choice and use of benefits is increasingly important as consumers are assuming more of the financial responsibilities for their healthcare. For our brokers and employer clients, our solutions provide the platform necessary to communicate, educate and enroll in benefits plans. For our healthcare and consumer health clients, our health information platform provides a broad portfolio of health reference products designed to promote services, build site traffic, and aid in the management of healthcare.

In addition to our health information and benefits solutions, we also market a series of anatomy and physiology products for the K-12 and undergraduate educational market.

Summary of Significant Accounting Policies

Principles of consolidation

The accompanying consolidated financial statements include the accounts of A.D.A.M., Inc. and its wholly owned subsidiaries, Online Benefits, Inc. (“OnlineBenefits”), Integrative Medicine Communications, Inc. (“IMC”) and Nidus Information Services, Inc. (“Nidus”). On December 20, 2006, IMC and Nidus were merged into A.D.A.M., Inc. On December 31, 2008, OnlineBenefits was merged into A.D.A.M., Inc. All inter-company transactions and balances have been eliminated.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of net revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

We derive revenues from the following sources: (1) electronically delivered software, which includes software license and post contract customer support (PCS) revenue, (2) hosted software, which includes software license, hosting and PCS revenue, (3) professional services and (4) product sales. We recognize revenue when: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services rendered; (3) the fee is fixed or determinable; and (4) collectability is reasonably assured. When a contract includes multiple elements, such as software and services, the entire fee is allocated to each respective element based on vendor specific objective evidence of fair value, and recognized when the revenue criteria for each element is met.

Electronically delivered software, which includes software license and PCS revenue, is recognized in accordance with Statement of Position No. 97-2, “Software Revenue Recognition,” with the entire amount recognized ratably over the term of the license agreement. For software revenue arrangements in which we sell through a reseller, we recognize revenue only after an agreement has been finalized between the customer and our authorized reseller and the content has been delivered to the customer by the reseller.

Hosted software, which includes software license, hosting and PCS revenue, is recognized using GAAP principles for service revenue recognition as per Emerging Issues Task Force (EITF) Issue No. 00-3. The entire amount of revenue is recognized ratably over the term of the license agreement, which matches the service that is being provided.

Professional service revenues are generally recognized upon completion and acceptance by the customer. For revenue arrangements in which we sell through a reseller, we recognize revenue only after an agreement has been finalized between the customer and our authorized reseller and the content has been delivered to the customer by the reseller.

Product sales revenues are generally recognized at the time title passes to customers, distributors or resellers. In 2007, we adopted a return policy related to education product for a limited group of customers. The policy allows for the return of certain sellable product within 60 days of the invoice date.

Concentration of sales and credit risk

Financial instruments that potentially subject us to concentration of credit risk consist primarily of trade receivables. For the years ended December 31, 2008, 2007, and 2006, no single customer accounted for more than 10% of net revenues or total customer receivables.

A.D.A.M. has certain financial instruments that potentially subject the Company to significant concentrations of credit risk which consist principally of cash and cash equivalents, short term investments and accounts receivable. Cash and cash equivalents are maintained in short-term money market accounts. Our bank accounts are currently covered by the Federal Deposit Insurance Corporation, (the “FDIC”). The FDIC raised the coverage amount on normal checking and money market accounts to $250,000, until December 31, 2009. We maintain a money market balance below this $250,000 limit. Our bank also participates in FDIC program that fully insures all non-interest bearing checking accounts until December 31, 2009.

Fair value of financial instruments

The following methods were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

•

Investments, short-term. For investment in securities, fair values are based on quoted market prices or dealer quotes, if available. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities;

•

Notes payable and debt instruments. For those debt instruments with adjustable interest rates, the carrying amount is a reasonable estimate of fair value. For debt instruments with fixed interest rates, the fair value is estimated by discounting future cash flows using current rates at which similar debt could be obtained.

The estimated fair value of the Company’s financial instruments approximates the carrying value.

Cash and cash equivalents

Cash and cash equivalents include cash on hand and deposits and highly liquid investments with original maturities of three months or less when purchased.

Investments, short-term

Mutual funds are categorized as available-for-sale, which requires the securities to be reported at fair value, with unrealized gains and losses reported as a separate component of shareholders’ equity. Realized gains or losses, if any, are recorded within the statement of operations as other income (loss). For the purpose of computing realized gains and losses, cost is identified on a specific identification basis.

Investment in companies

Investments in companies where we own more than 20% and less than 50% are accounted for under the equity method. Investments in companies where we own less than 20% are accounted for under the cost method.

Advertising

Advertising costs are expensed as incurred and recorded in sales and marketing expenses in the Consolidated Statements of Operations.

Accounts receivable

Accounts receivable are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to a valuation allowance based on its assessment of the current status of individual accounts. Balances that are still outstanding after management has performed reasonable collection efforts are written off through a charge to the valuation allowance and a credit to accounts receivable. We grant credit to our customers without requiring collateral. The amount of accounting loss for which we are at risk in these unsecured accounts receivable is limited to their carrying value.

Inventories

Inventories consist principally of computer software media, books and related shipping materials and are stated at the lower of cost or market. Cost is determined using the first-in, first-out method. The valuation of inventory requires the Company to estimate net realizable value. Inventory is written down for estimated obsolescence or to the lesser of cost or market value.

Deferred financing costs

Costs related to obtaining debt financing are capitalized and amortized over the term of the related debt using the effective interest method. When a loan is paid in full, any unamortized financing costs are removed from the related accounts and charged to interest in the period.

Property and equipment

Property and equipment are recorded at cost and depreciated over their estimated useful lives using the straight-line method. Property and equipment held under capital leases and leasehold improvements are amortized over the shorter of the lease term or the estimated useful life of the related asset. Upon retirement or sale, the cost of assets disposed of and the related accumulated depreciation are removed from the accounts and any resulting gain or loss is credited or charged to income. Repairs and maintenance costs are expensed as incurred.

Intangible assets

Intangible assets consist of purchased intellectual content, purchased customer contracts, purchased customer relationships, capitalized software product and content development costs to be sold, leased or otherwise marketed, and capitalized software development costs for internal use software.

Capitalized software product and content development costs to be sold, leased or otherwise marketed consist of development costs incurred for applications after technological feasibility has been established. These costs consist principally of salaries and certain other expenses directly related to the development and modifications of software products and content. Amortization of capitalized software product and content development costs is provided at the greater of the ratio of current product revenue to the total of current and anticipated product revenue or on a straight-line basis over the estimated economic life of the software, generally two years.

Capitalized software development costs for internal use software consists of costs of developing applications or the purchase of software for internal use. Capitalized costs are amortized over their estimated useful life, generally three years.

Impairment of long-lived assets and goodwill

Impairment of long-lived assets is evaluated, including property and equipment and intangible assets with finite lives, whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. If the sum of the expected future undiscounted cash flows is less than the carrying amount of the asset, an impairment loss is recognized. Measurement of an impairment loss for long-lived assets is based on discounted cash flows and the fair value of the asset.

Goodwill is evaluated annually or more often if an event occurs or circumstances change that would more likely than not reduce the fair value of an asset group below its carrying value. These events or circumstances would include a significant change in stock price, business climate, legal factors, operating performance indicators, competition, sale or disposition of a significant portion of the business or other factors. The carrying value of goodwill is evaluated in relation to the operating performance and estimated future discounted cash flows of the asset group.

Product and content development expenditures

Product and content development expenditures include costs incurred in the development, enhancement and maintenance of our content and technology. These costs have been charged to expense as incurred.

Income taxes

Income tax benefit is computed utilizing the liability method. Deferred income tax assets and liabilities are determined based on the differences between the financial reporting and income tax basis of assets and liabilities and the income tax carryforwards and credits given the provisions of the enacted tax laws. A valuation allowance is provided against deferred tax assets for which it is more likely than not that the asset will not be realized.

A.D.A.M. adopted the provisions of Financial Accounting Standards Board Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109” on January 1, 2007. This standard prescribes a recognition threshold that a tax position is required to meet before being recognized in the financial statements and provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition issues.

Statement of cash flows

For 2006 acquisitions, we consider funds borrowed from third party lenders and disbursed directly to the selling shareholders to be “constructive receipt and disbursements” and, as such, has been reported as cash flows in our statement of cash flows.

Recent accounting pronouncements

In September, 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 157 (“SFAS 157”), “Fair Value Measurements.” SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 applies under other accounting pronouncements that require fair value measurement in which the FASB concluded that fair value was the relevant measurement, but does not require any new fair value measurements. We adopted SFAS 157 effective January 1, 2008, except for the nonfinancial assets and liabilities that are subject to a one-year deferral allowed by FASB Staff Position FAS 157-2 (“FSP FAS157-2”), “Effective Date of FASB Statement No. 157” issued February 12, 2008. The standard applies to assets and liabilities that are carried at fair value on a recurring basis. FSP FAS157-2 delays the effective date of SFAS 157 until fiscal years beginning after November 15, 2008 for nonfinancial assets and liabilities that are not recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). The adoption of SFAS 157 did not have a material impact on our results of operations, financial position or cash flows. We are evaluating the impact SFAS 157 will have on our financial statements beginning in fiscal 2009 as it relates to the items subject to the one-year deferral allowed by FSP FAS 157-2.

On January 1, 2008, we adopted the provisions of Statement of Financial Accounting Standards No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—Including an Amendment of FASB Statement No. 115” (“SFAS 159”). SFAS 159 permits many financial instruments and certain other items to be measured at fair value at our option. Most of the provisions in SFAS 159 are elective; however, the amendment to SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities,” applies to all entities with available-for-sale and trading securities. The fair value option established by SFAS 159 permits the choice to measure eligible items at fair value at specified election dates. Unrealized gains and losses on items for which the fair value option has been elected will be reported in earnings at each subsequent reporting date. The fair value option: (a) may be applied instrument by instrument, with a few exceptions, such as investments otherwise accounted for by the equity method; (b) is irrevocable (unless a new election date occurs); and (c) is applied only to entire instruments and not to portions of instruments. The adoption of SFAS 159 did not have a material impact on our results of operations, financial position or cash flows.

In December 2007, the FASB issued SFAS No. 141(R), “Business Combinations” which requires the acquiring entity in a business combination to record all assets acquired and liabilities assumed at their respective acquisition-date fair values, changes the recognition of assets acquired and liabilities assumed arising from contingencies, changes the recognition and measurement of contingent consideration, and requires the expensing of acquisition-related costs as incurred. SFAS 141(R) also requires additional disclosure of information surrounding a business combination, such that users of the entity’s financial statements can fully understand the nature and financial impact of the business combination. We will implement SFAS No. 141(R) on January 1, 2009 and we will apply it to any business combinations with an acquisition date after January 1, 2009.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements” which establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the noncontrolling interest, changes in a parent’s ownership interest and the valuation of retained noncontrolling equity investments when a subsidiary is deconsolidated. SFAS No. 160 also established reporting requirements that provide sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owner. We will implement SFAS No. 160 on January 1, 2009. We do not expect the adoption of this standard to have a material impact on our consolidated statements of operations, financial position or cash flows.

In June 2008, the FASB issued FSP No. EITF 03-6-1, “Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities.” FSP EITF 03-6-1 requires that unvested share-based payment awards containing nonforfeitable rights to dividends or dividend equivalents (whether paid or unpaid) be considered participating securities and included in the computation of EPS pursuant to the two-class method of SFAS No. 128, “Earnings per Share.” We will implement FSP EITF 03-6-1 on January 1, 2009. All prior-period EPS data presented shall be adjusted retrospectively to conform to this FSP. This FSP is not anticipated to have a material impact on our EPS.

Stock-based employee compensation

Effective January 1, 2006, we adopted the provisions of Statement of Financial Accounting Standards No. 123 (Revised 2004), “Share Based Payment” (“SFAS 123R”). SFAS 123R establishes accounting for stock-

based awards exchanged for employee services. Accordingly, stock-based compensation cost is measured at grant date based on the fair value of the award, and is recognized as an expense on a straight-line basis over the employee’s requisite service period.

Net income per common share

Net income per share is computed in accordance with SFAS No. 128, “Earnings Per Share.” Basic net income per share is computed by dividing net income by the weighted average number of common shares outstanding for each period. Diluted net income per share is based upon the addition of the effect of common stock equivalents (stock options, stock warrants and convertible debt) to the denominator of the basic net income per share calculation using the treasury stock method, if their effect is dilutive. The computation of net income per share for the years ended December 31, 2008, 2007 and 2006 is as follows (in thousands, except per share data):

	Year Ended December 31,
	2008	2007	2006
Net income	$38	$3,939	$2,548
Weighted average common shares outstanding	9,813	9,461	8,630
Weighted average common share equivalents	829	981	1,444

Weighted average diluted common shares outstanding	10,642	10,442	10,074
Net income per share:
Basic	$0.00	$0.42	$0.30
Diluted	$0.00	$0.38	$0.25
Anti-dilutive stock options, stock warrants and convertible debt outstanding	1,406	934	1,206

Reclassification

Certain reclassifications have been made to the 2007 consolidated financial statements to conform to the 2008 financial statement presentation.

2. ACQUISITION OF ONLINE BENEFITS, INC. AND SUBSIDIARIES

On August 14, 2006, we acquired all of the outstanding capital stock of Online Benefits, Inc. and its subsidiaries (“OnlineBenefits”), for an aggregate purchase price of $33,676,000, which is comprised of $29,500,000 in cash, 529,100 shares of our common stock having a value of $3,000,000, and $1,176,000 in transaction costs pursuant to the Agreement and Plan of Merger dated as of August 14, 2006.

The acquisition of OnlineBenefits was made to expand the Company’s distribution and customer base. The results of operations of OnlineBenefits are included in the accompanying consolidated financial statements of A.D.A.M. commencing on August 14, 2006.

The allocation of the purchase price consideration to the assets acquired and liabilities assumed was based upon estimates of the fair market value of the acquired assets and assumed liabilities. The fair values assigned to the intangibles acquired were formulated based on an independent third-party valuation.

The purchase price of the acquisition is set forth below (in thousands):

Issuance of common stock	$3,000
Cash paid	29,500

Total consideration paid to sellers	32,500
Additional cash paid for transaction costs	1,176

Total purchase price	33,676
Less: noncash item of issuance of common stock	(3,000)
Less: cash acquired in the acquisition	(1,548)

Net cash paid for acquisition	$29,128

In addition, we established escrow deposit accounts related to the acquisition of OnlineBenefits, which have been recorded on the accompanying consolidated balance sheet as restricted cash.

The estimate of the fair value of the assets acquired and liabilities assumed is set forth below (in thousands):

Assets acquired:
Current assets	$5,289
Property and equipment	549
Intangible asset—purchased customer relationships	8,800
Intangible asset—purchased capitalized software products	500
Long-term assets	157

Total assets acquired	15,295

Liabilities assumed:
Current liabilities	(5,858)
Non-current liabilities	(1,601)

Total liabilities assumed	(7,459)

Net assets acquired	7,836
Costs in excess of net assets acquired (recorded goodwill)	25,840

Total fair value of net assets acquired and goodwill	$33,676

The following unaudited combined pro forma financial information presents the results of operations of A.D.A.M. as if the acquisition had occurred at the beginning of 2006. Adjustments to the combined financial information related to the acquisition that affect the results of operations include the interest expense associated with the debt issued in conjunction with the acquisition and amortization of the fair value of intangible assets. This pro forma information does not purport to be indicative of what would have occurred had the acquisition occurred as of January 1, 2006 or of results of operations that may occur in the future.

2006
Revenues, net	$24,773
Operating income	3,287
Net income (loss)	(1,199)
Basic net income (loss) per common share	(0.14)
Diluted net income (loss) per common share	(0.12)

The increase in goodwill for 2007 and 2008 was related to the purchase of Captiva Software, Inc. by OnlineBenefits. The earn out payments are related to and calculated based on revenue from Captiva related products, until the earn out period ends on January 14, 2009.

3. Debt and Restricted Cash

Note Payable

During August 2006, we assumed a debt of $1,500,000 in conjunction with the acquisition of OnlineBenefits. This debt was secured by a first priority lien on the software product OnlineBenefits developed under the Joint Development Agreement and a second priority lien on all other assets of OnlineBenefits so long as any senior obligations, as defined, were outstanding after which this debt would be secured by all the assets of OnlineBenefits. Accrued interest, at an 8% rate per annum, amounted to approximately $590,000 at December 31, 2006. At December 31, 2006, the Company had $2,148,000 in restricted cash for the payment of principal and interest related to this note, as the note was in dispute with the creditor at the acquisition date.

During the first quarter of 2007, the dispute with the creditor was settled and the note and accrued interest were paid in full from the escrow account.

Long-term debt

In conjunction with the acquisition of OnlineBenefits, we entered into a credit agreement (the “2006 Credit Agreement”) with Capital Source Finance LLC (“Capital Source”). The 2006 Credit Agreement provided for a revolving credit facility of up to $2,000,000, which would have matured in August 2011, a $20,000,000 term loan, which would have matured in June 2011, and a $5,000,000 convertible note (the “Convertible Note”), which would have matured in August 2011. At the time of each maturity, all outstanding amounts and letter of credit for the related debt would have been due and payable. The 2006 Credit Agreement also contained a provision for a prepayment of 50% of excess cash flow, as defined in the 2006 Credit Agreement. The 2006 Credit Agreement with related debt balances, including current portion, at December 31, 2007, is summarized below (numbers in column are in thousands):

$2,000,000 revolver with Capital Source—principal repayable in full in August 2011; interest at LIBOR plus 4% (8.88% at 12/31/07) or the prime rate plus 2.75%, payable quarterly in arrears; revolver unused facility fee of 0.5% per annum of the average daily balance of the unused portion, payable monthly in arrears	$—
$20,000,000 term loan with Capital Source—principal repayable in quarterly installments of varying amounts ($1,000,000 from December 2007 through September 2008, $1,250,000 through September 2010, and $1,500,000 through September 2011), interest same as revolver (8.88% at 12/31/07); prepayment premium of either 2% (prior to first anniversary) or 1% (between first and second anniversary) of prepaid amount	15,000
$5,000,000 convertible note with Capital Source—principal repayable in full in August 2011; interest at LIBOR plus 2.5% (7.38% at 12/31/07) or the prime rate plus 1.25%, payable quarterly in arrears; prepayment premium same as term loan; all or any portion of the principal balance is convertible at the option of the Lender into common stock of A.D.A.M. at a conversion price per share as defined in the agreement	5,000

$20,000

The 2006 Credit Agreement was secured by (i) a first lien on all existing and future tangible and intangible assets and personal property and equity stock of A.D.A.M. and any existing and future subsidiaries and (ii) a pledge of 100% of our subsidiaries capital stock. There were customary financial covenants for earnings as well as ratios related to total debt to earning, debt and interest due to earnings, interest to earnings, and capital expenditures, as defined in the agreement. This credit facility generally prohibited us from paying dividends on our common stock.

In connection with the 2006 Credit Agreement, we entered into a Conversion and Registration Rights Agreement dated as of August 14, 2006, which specifies terms applicable to the conversion of the convertible note and provides Capital Source with certain registration rights with respect to the shares issuable on conversion of the Convertible Note.

As of December 31, 2006, we were in violation of a technical provision of the 2006 Credit Agreement related to a change in our organizational structure. We entered into the First Amendment to the 2006 Credit Agreement, dated March 20, 2007, which modified certain terms of the 2006 Credit Agreement, including revision to certain covenant ratios, and cured this default. The repayment terms above were also modified whereas a single payment of $2,000,000 was due March 19, 2007, in lieu of two payments of $1,000,000 each due December 31, 2007 and March 31, 2008. No other changes were made to the remaining payment terms. On November 30, 2007, the Company made an additional early payment of $3,000,000. We made another early payment of $5,000,000 on January 28, 2008.

All outstanding obligations under the 2006 Credit Agreement were repaid in full and the agreement was terminated on December 31, 2008.

In connection with the termination of the 2006 Credit Agreement and as consideration for Capital Source’s agreement to the prepayment of the Convertible Note, which we were not otherwise able to prepay, we issued a warrant to an affiliate of Capital Source to purchase up to 411,667 shares of our common stock at a price of $3.65 per share, to replace the equity component of the Convertible Note. This warrant is exercisable immediately and expires on either August 14, 2011 or August 14, 2014, depending on whether, as of August 14, 2011. we have issued any shares of any class of capital stock, which is preferred as to dividends or as to the distribution of assets upon the voluntary or involuntary dissolution, liquidation or winding up of the shares issued upon exercise of the warrant. This warrant was issued in a transaction not involving a public offering pursuant to the exemption provided under Section 4(2) of the Securities Act of 1933, as amended (the “Securities Act”). The shares of our common stock to be issued upon exercise of the warrant have not been registered under the Securities Act and may not be offered or sold in the United States in the absence of an effective registration statement or exemption from the registration requirements.

The deferred financing fees related to the 2006 Credit Agreement were a gross amount of $1,340,000 with an accumulated amortization of $488,000 at December 31, 2007. During 2008 we recognized $446,000 in interest expense on these fees and the remaining $406,000 of unamortized financing fees were expended upon refinancing of the 2006 Credit Agreement. In connection with the prepayment of the 2006 Credit Agreement, we recorded a non-cash charge of $813,000 related to the write-off of unamortized financing fees, issuance of the warrants, and other miscellaneous fees.

On December 31, 2008, we entered into a Loan and Security Agreement (the “2008 Loan Agreement”) with RBC Bank (USA) ( “RBC Bank”). The credit facility under the 2008 Loan Agreement consists of a revolving line of credit, a term loan facility and a letter of credit facility.

Under the term loan facility, on December 31, 2008, we borrowed $10.0 million from RBC Bank. The term loan bears interest at a floating rate per annum equal to 30-day LIBOR plus 3.25% (3.71% at 12/31/08). Monthly payments of $166,667 principal plus interest are due and payable on the first calendar day of each month until December 1, 2011, when one final payment of the remaining balance of principal, interest and any other fees and expenses outstanding under the 2008 Loan Agreement are due and payable in full. There are no prepayment penalties associated with the term loan facility. Proceeds from the term loan facility under the 2008 Loan Agreement were used to prepay in full the Company’s obligations under the 2006 Credit Agreement.

Under the revolving line of credit, we may request advances in an amount that may not exceed at any time (i) the lesser of $3.0 million or (ii) the Borrowing Base (as defined in the 2008 Loan Agreement), minus the aggregate face amount of all outstanding Letters of Credit (as defined in the 2008 Loan Agreement). Under the 2008 Loan Agreement, the revolving loan bears interest at a floating rate per annum equal to 30-day LIBOR plus 2.75% (3.21% at 12/31/08). Interest payments on advances made under the revolving line of credit are due and payable in arrears on the first calendar day of each month until December 1, 2010. Principal and accrued and unpaid interest are due and payable on December 31, 2010. There are no prepayment penalties associated with the revolving line of credit. As of December 31, 2008, we had not requested any advances under the revolving line of credit.

Under the letter of credit facility, through December 31, 2010, we may request RBC Bank to issue letters of credit for its account in an aggregate outstanding face amount not to exceed the amount of advances under the revolving line of credit at the time of the issuance of the letter of credit. Subject to other limitations set forth in the 2008 Loan Agreement, the amount of aggregate outstanding amount of letters of credit shall not exceed $500,000. We are required to pay RBC Bank a fee of 1.5% per annum of the face amount of the letters of credit issued pursuant to the 2008 Loan Agreement.

Loans made under the 2008 Loan Agreement are secured by a first lien security interest on all assets, including intellectual property, of the Company and certain of its subsidiaries.

The 2008 Loan Agreement contains customary representations, warranties, affirmative and negative covenants (including a requirement that we maintain our primary operating depository accounts with RBC Bank), agreements, default provisions and indemnities. We are also subject to certain specified financial covenants with respect to a minimum funded debt to EBITDA ratio and a modified fixed charge coverage ratio. This credit facility generally prohibits us from paying dividends on our common stock.

Maturities of debt under the credit facility with RBC Bank are as follows:

Year Ending December 31,
2009	$2,000
2010	2,000
2011	6,000

$10,000

We incurred $92,000 in financing fees related to the 2008 Loan Agreement. This amount has been deferred and will be amortized over the 36 months of the loan term. Accumulated amortization at December 31, 2008 was $0.

4. Investments

Short-term investments at December 31, 2007 included the following (in thousands):

	Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Fair Value
Mutual Funds
—AIM Floating Fund	$2,975	$385	$(551)	$2,809

5. Property and Equipment

Property and equipment are summarized as follows (in thousands):

	Estimated Useful Life (Years)	Year Ended December 31,
		2008	2007
Computers	3	$874	$1,845
Equipment	5	435	385
Furniture and fixtures	5-10	520	304
Leasehold improvements	5-10	189	257

		2,018	2,791
Accumulated depreciation		(426)	(1,990)

		$1,592	$801

Computers includes capital leases of $319,000 in 2007. Equipment includes capital leases of $152,000 at December 31, 2008 and $83,000 at December 31, 2007. Accumulated depreciation includes $37,000 at December 31, 2008 and $210,000 at December 31, 2007 related to capital leases. Depreciation expense for the years ended December 31, 2008, 2007 and 2006 for all property and equipment, including capital leases, was $450,000, $450,000 and $209,000, respectively. Depreciation expense is recorded within operating expenses.

6. Product and Content Development Expenditures

Product and content development expenditures are summarized as follows (in thousands):

	Year Ended December 31,
	2008	2007	2006
Total product and content development expenditures	$6,022	$5,820	$3,678
Less: additions to capitalized software product and content development	(1,725)	(1,154)	(974)

Product and content development expense	$4,297	$4,666	$2,704

7. Intangible Assets

Intangible assets are summarized as follows (in thousands):

	Estimated amortizable lives (years)	December 31,
		2008	2007
Intangible Assets:
Internally developed software	2-3	$7,467	$5,742
Purchased software	3	500	500
Purchased intellectual content	3	1,431	1,431
Purchased customer contracts	2	333	333
Purchased customer relationships	15	8,800	8,800

Intangible assets, gross		18,531	16,806

Less accumulated amortization:
Internally developed software		(4,994)	(4,048)
Purchased software		(397)	(230)
Purchased intellectual content		(1,431)	(1,431)
Purchased customer contracts		(333)	(333)
Purchased customer relationships		(1,397)	(811)

Accumulated amortization		(8,552)	(6,853)

Intangible assets, net		$9,979	$9,953

Amortization expense for the years ended December 31, 2008, 2007 and 2006 was $1,699,000, $1,477,000 and $950,000, respectively. This expense included amortization expense for internally developed software for the years ended December 31, 2008, 2007 and 2006 of $946,000, $723,000 and $662,000, respectively.

Estimated future amortization expense for intangible assets on A.D.A.M.’s December 31, 2008 consolidated balance sheet for the next five fiscal years ending December 31, is as follows (in thousands):

2009	$1,934
2010	1,335
2011	1,068
2012	587
2013	587

$5,511

8. Goodwill

The changes in the carrying amount of goodwill during the years ended December 31, 2008 and 2007 are as follows (in thousands):

Balance, January 1, 2007	$27,883
Additional payments related to earn-out provisions of previous acquisition	195
Deferred tax asset valuation adjustment	(610)

Balance, December 31, 2007	27,468
Additional payments related to earn-out provisions of previous acquisition	149

Balance, December 31, 2008	$27,617

A valuation analysis of the carrying amount of goodwill was performed as of November 1, 2008 and the goodwill was deemed not impaired. If our market price remains significantly below the November 1, 2008 level, this could indicate that the carrying value has become impaired and the Company will need to re-evaluate and potentially lower the carrying amount of goodwill.

9. Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses consist of the following (in thousands):

	December 31,
	2008	2007
Accounts payable	$596	$580
Accrued compensation and employee benefits	1,069	1,580
Other accrued expenses	2,215	1,498

	$3,880	$3,658

10. Income Taxes

The provision for income taxes differs from the amount computed by applying the applicable U.S. statutory federal income tax rate of 34 percent to income before income taxes as a result of the following (in thousands):

	Year Ended December 31,
	2008	2007	2006
Federal tax provision on income before income taxes at statutory federal income tax rate	$(13)	$(826)	$(866)
Net operating loss carryforwards acquired from OnlineBenefits acquisition	—	506	8,005
Reclassification to goodwill	—	(610)	—
Change in valuation allowance	1,274	4,159	(7,977)
State taxes, net of federal benefit	(1)	(64)	(68)
Expired NOL & Capital Loss impacting change in valuation allowance	(795)	(2,442)	—
Other differences	(465)	787	906

Total income tax benefit	$—	$1,510	$—

The components of our deferred tax assets and liabilities are as follows (in thousands):

	December 31,
	2008	2007
Deferred tax assets
Accrued expenses and other liabilities	$1,199	$1,028
Allowance for doubtful accounts	131	161
Property and equipment	179	159
Research and development credits	1.022	1,022
Capitalized product and content development	305	497
Capital loss carryforwards	128	176
Net operating loss carryforwards	20,754	21,865

	23,718	24,908
Deferred tax liabilities
Intangible assets	(2,487)	(2,660)
Software development costs	(1,091)	(834)

Net deferred tax asset before valuation allowance	20,140	21,414
Valuation allowance	(12,520)	(13,794)

Net deferred tax asset	$7,620	$7,620

In periodically assessing the Company’s ability to realize deferred tax assets, management considers whether it is more likely than not that some portion or all of our deferred tax assets will be realized. Management analyzes several factors, including the amount and timing of the scheduled expiration and reversals of our net operating loss carryforwards (NOLs) and deferred tax items, as well as potential generation of future taxable income over the periods for which the NOLs are applicable. Certain estimates used in this analysis are based on the current beliefs and expectations of management, as well as assumptions made by, and information currently available to, management. Although it is the belief that the expectations reflected in these estimates are based upon reasonable assumptions, the Company can not give assurance that actual results will not differ materially from these expectations. We periodically evaluate the deferred tax positions and valuation allowances. The evaluations resulted in no tax expense or benefit for 2008 and an income tax benefit of $1,510,000 in 2007. At December 31, 2008, approximately $9,390,000 of the valuation allowance was attributable to the acquisition of OnlineBenefits. Also, at December 31, 2008 approximately $1,900,000 of the valuation allowance was attributable to tax deductions for the exercise of employee stock options in excess of related compensation expense recorded in the financial statements. The reversal of this portion of the deferred tax asset valuation allowance would be recorded as additional paid-in capital.

In 2007 the Company recognized an income tax benefit of $1,510,000 as a result of an adjustment to the deferred tax asset and related valuation allowance based on its analysis of realizability as described above. At December 31, 2008, we had NOL and R&D credit carryforwards available for tax purposes of approximately $54,620,000 and $1,022,000, respectively, which will expire on December 31 in years 2009 through 2022 and 2009 through 2023, respectively. The Company acquired $29,510,000 of NOL carryforwards as a result of the acquisition of OnlineBenefits in August 2006. Internal Revenue Code Section (“IRC”) 382 limits the utilization of NOL carryforwards when a change in ownership, as defined by the Internal Revenue Service, occurs. The acquisition of OnlineBenefits resulted in ownership change within the meaning of IRC 382. Of the total $29,510,000 NOLs acquired from OnlineBenefits, the NOLs estimated to be available for use after the application of the IRC 382 limitation is approximately $26,300,000. The Company continues to track and monitor ownership changes as defined by IRC 382 to identify any future limitations on the use of NOL’s to offset tax liability. As of December 31, 2008, no additional ownership changes have been identified.

NOL carryforwards expiring over the next five years are as follows (in thousands):

Year Ending December 31,
2009	$3,452
2010	4,023
2011	5,828
2012	—
2013	—

$13,303

A.D.A.M. adopted the provisions of Financial Accounting Standards Board Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109” (“FIN 48”) on January 1, 2007. There are no material unrecognized tax benefits and related FIN 48 tax liabilities at December 31, 2008 and 2007. Penalties related to uncertain tax positions would be recorded as a component of general and administrative expenses. Interest relating to uncertain tax positions would be recorded as a component of interest expense.

The tax years 2005 to 2008 remain open to examination by the major taxing jurisdictions to which we are subject. However, upon utilization of the NOL and R&D credit carry forward tax benefits in future tax returns, the related tax benefit for the period in which the benefit arose is subject to examination.

11. Stock-based Compensation

On January 14, 1999, certain option grants were canceled at the election of their holders and then replaced that day on a one-for-one basis with new options with an exercise price equal to the closing market price that day, $5.25. These options are accounted for in accordance with FASB Interpretation No. 44 (“FIN 44”), “Accounting for Certain Transactions involving Stock Compensation (an interpretation of APB 25)”, which provides guidance on the accounting for certain stock option transactions and subsequent amendments to stock option transactions, and was subsequently superceded by SFAS123(R). FIN 44 required compensation cost for these variably priced options to be recorded to the extent that the current market price exceeded the options’ grant price. The expense is to be adjusted for increases or decreases in the intrinsic value of the modified awards in subsequent periods until the awards have been exercised, forfeited, or expired. The Company had 170,149 variably priced options outstanding at May 22, 2007. There were 173,149 and 224,638 variably priced options outstanding at December 31, 2006 and 2005, respectively, all of which had fully vested by January 2002 and were accounted for under FIN 44 (see paragraph below for modifications).

On May 22, 2007, the term of these variably priced options was modified, affecting 11 employees. This modification is accounted for in accordance with the SFAS 123(R) modification provisions. The modified options resulted in an incremental cost of $16,103 on the modification date since the options were fully vested. As a result of the modification, all compensation cost associated with the options was recorded as of the modification date and variable accounting no longer applies. Including this incremental modification cost, we recorded stock-based compensation expense of $31,000 for the year ended December 31, 2007 on these grants. For the years ended December 31, 2006, we recorded stock-based compensation benefit of $158,000 for these grants. For 2006, the stock-based compensation benefit of $158,000 had a $0.02 benefit to basic and diluted net income per common share.

Effective January 1, 2006, the Company adopted Statement 123(R) using the modified prospective method and, therefore, reflects compensation expense in accordance with the SFAS 123(R) transition provisions. Under the modified prospective method, prior periods are not restated to reflect the impact of adopting the new standard at earlier dates.

On May 22, 2007, certain 2006 options were modified for the service and performance vesting conditions, affecting 20 employees. This modification was accounted for in accordance with the SFAS 123(R) modification provisions. The modified options resulted in no incremental cost on the modification date since the variables were the same at the modification date. The vesting criteria changed from service and performance based in 2007, 2008 and 2009 to performance based in 2007 and service based in 2008 and 2009. At the modification date the Company did not believe that it was probable that certain performance targets would be met, but did believe that the new performance targets would be met. A new fair value associated with the options was calculated at the date of modification and this cumulative compensation cost will be recognized over the vesting period of the options.

In accordance with SFAS 123(R), the Company recorded $903,000, $727,000, and $294,000 of stock-based compensation expense for the years ended December 31, 2008, 2007, and 2006 respectively, related to employee stock options, not including those variable options described above. We expect to incur approximately $822,000 of expense over a weighted average of 1.6 years for all unvested options outstanding at December 31, 2008.

A.D.A.M. used the Black-Scholes method (which models the value over time of financial instruments) to estimate the fair value at grant date of the options. The Black-Scholes method uses several assumptions to value an option. The following assumptions were used:

•	Expected Dividend Yield—because the Company does not currently pay dividends, the expected dividend yield is zero;

•	Expected Volatility in Stock Price—reflects the historical change in A.D.A.M.’s stock price over the expected term of the stock option;

•	Risk-free Interest Rate—reflects the average rate on a United States Treasury bond with maturity equal to the expected term of the option; and

•	Expected Life of Stock Awards—is based on historical experience that was modified based on expected future changes.

The weighted-average assumptions used in the option pricing model for stock option grants were as follows:

Year Ended December 31,	2008	2007	2006
Expected Dividend Yield	—	—	—
Expected Volatility in Stock Price	45.0%	50.1%	57.8%
Risk-Free Interest Rate	2.2%	4.8%	4.7%
Expected Life of Stock Awards—Years	3.5	3.5	3.5
Weighted Average Fair Value at Grant Date	$2.60	$2.65	$2.65

In 2002, our Board of Directors and shareholders approved the 2002 Stock Incentive Plan, under which 1,500,000 shares of common stock were reserved pursuant to the grant of incentive or non-qualified stock options to full-time employees and key persons. Under this plan, a number of additional shares are reserved annually. This number is 3% of the number of shares of stock outstanding on January 1 of each year, not to exceed 250,000 shares annually. Options are granted at an exercise price as determined by A.D.A.M.’s Board of Directors, which may not be less than the fair market value of our common stock at the date of the grant, and the options generally vest ratably over a three-year period. Options granted under this plan generally expire ten years from the date of grant.

As of December 31, 2008, there were options outstanding to purchase a total of 2,622,292 shares of our common stock under our 2002 Stock Incentive Plan and our 1992 Option Plan with an aggregate intrinsic value of $1,097,362. Under the 1992 Option Plan, 4,500,000 shares of common stock were reserved and no additional options may be granted under the 1992 Plan. At December 31, 2008, there were approximately 772,515 shares available for future option grants under the 2002 Stock Incentive Plan.

The following table summarizes stock option activity for the years ended December 31, 2008, 2007 and 2006:

	Shares	Weighted Average Exercise Price
Outstanding at December 31, 2005	2,818,331	$3.81
Granted	842,600	$5.56
Exercised	(375,006)	$1.68
Canceled or expired	(37,533)	$7.02

Outstanding at December 31, 2006	3,248,392	$4.45
Granted	331,725	$6.31
Exercised	(571,739)	$2.70
Canceled or expired	(264,053)	$5.48

Outstanding at December 31, 2007	2,744,325	$4.92
Granted	252,500	$7.39
Exercised	(186,582)	$4.31
Canceled or expired	(187,951)	$5.98

Outstanding at December 31, 2008	2,622,292	$5.13

The weighted average remaining contractual term at December 31, 2008 for options outstanding was 4.19 years and for options exercisable was 3.23 years.

As of December 31, 2008, 2007 and 2006 there were 2,154,699, 2,172,492 and 2,568,124 options exercisable, respectively. During 2008, the aggregate intrinsic value of those options exercised was $545,658. As of December 31, 2008, the aggregate intrinsic value of options exercisable was $1,097,362. The fair value of stock options vesting during the years ended December 31, 2008, 2007, and 2006 was $508,840, $395,238 and $656,438, respectively.

On January 3, 2008, we awarded a total of 6,820 shares of restricted stock to our Board of Directors with a grant date fair value of $8.80 per share. These shares had a fair value of $60,000 and were expensed from the date issued until the vesting date of December 31, 2008.

12. Benefit Plan

In 1995, the Company adopted a defined contribution plan that covers all full-time eligible employees of the Company. The plan allows eligible employees to contribute any amount of their pre-tax annual compensation up to the statutory limit prescribed by the Internal Revenue Service. The Company matches 75% of the first 4% contribution per participant on an annual basis. The Company contributed approximately $257,000, $230,000 and $48,000 to the plan for the years ended December 31, 2008, 2007 and 2006, respectively.

13. Related Party Transactions

Chairman of the Board of Directors

Effective December 31, 2006, A.D.A.M. and A.D.A.M.’s Chairman of the Board, Robert S. Cramer, Jr., agreed to terminate Mr. Cramer’s employment agreement with A.D.A.M. without cause. Mr. Cramer would continue to serve as a non-executive Chairman of the Board at a reduced level of compensation that initially will be set at $25,000 per year, in addition to any compensation to which he will otherwise be entitled for service as a director. Under the terms of the agreement, we will pay Mr. Cramer twenty-four months of his salary ($350,000) and reimburse Mr. Cramer for certain health insurance and life insurance costs for a period of 24 months. The total amount due of $379,000 was paid during 2007.

Investment with BeBetter Networks, Inc.

At December 31, 2008 and 2007, the Company had a 2% investment in BeBetter Networks, Inc. (“BeBetter”). As of December 31, 2008 and 2007, the Chairman of the Board of Directors held an approximate

2% voting interest in this company. The investment was accounted for under the cost method, as the Company has less than a 20% ownership and does not exercise significant influence over the investee.

At December 31, 2008 and 2007, the carrying value of the investment in BeBetter was $0. The Company has no plans to make additional investments in BeBetter in the future.

Investment and sublease with ThePort Network, Inc.

As of November 24, 2008, ThePort Network, Inc. (“ThePort”) closed a $4,100,000 Preferred Stock financing designated Series B Preferred Stock at $0.165 per share, including investment by our chairman. The Chairman of our Board of Directors also currently serves as the Chairman of the Board of Directors and Chief Executive Officer of ThePort.

As a result of the financing, at December 31, 2008, we held an approximate 3% voting interest in ThePort, compared to an approximate 29% at December 31, 2007. The Chairman of our Board of Directors held an approximate 27% voting interest in ThePort at December 31, 2008, compared to 9% at December 31, 2007, and held a convertible note from ThePort in the amount of approximately $590,000 and $3,574,000 at December 31, 2008 and December 31, 2007, respectively. Two of the other directors of A.D.A.M. also own equity interests in ThePort. Historically ThePort was accounted for under the equity method. The financing in 2008 diluted our voting interest in ThePort, therefore for 2008 and going forward, the Company will account for this investment under the cost method.

As of September 10, 2008, ThePort converted its outstanding notes into a Preferred Stock designated Series A Preferred Stock at $0.30 per share, including notes held by our chairman. As part of the conversion, A.D.A.M. exchanged its prior Series A Preferred Stock, which had been purchased at $0.80 per share, for the new Series A Preferred Stock at $0.30 per share.

At December 31, 2008 and 2007, the carrying value of the investment in ThePort was $0. The Company has not adjusted its investment below zero for the Company’s share of ThePort’s losses since the Company has not provided or committed to provide any additional financial support to ThePort.

In September 2006, ThePort vacated the space A.D.A.M. had been subleasing to them on a month to month basis at $1,200 per month.

14. Commitments and Contingencies

The Company leases office space and equipment under non-cancelable lease agreements expiring on various dates through 2019 as well as capital lease commitments for certain equipment. Certain of these leases contain escalation clauses, which has resulted in the recording of a $237,000 deferred rent liability balance at December 31, 2008. At December 31, 2008, future minimum rentals for noncancelable leases with terms in excess of one year were as follows (in thousands):

	Future Minimum
Year Ending December 31,	Office Lease Payments	Office Sublease Rentals	Operating Lease Payments	Operating Leases, Net	Capital Leases
2009	$1,858	$(553)	$70	$1,375	$69
2010	2,159	(572)	61	1,648	43
2011	1,490	(292)	12	1,210	43
2012	727	—	—	727	43
2013	749	—	—	749	31
Thereafter	4,393	—	—	4,393	—

Total future minimum rental and lease payments	$11,376	$(1,417)	$143	$10,102	229

	Future Minimum
Year Ending December 31,	Office Lease Payments	Office Sublease Rentals	Operating Lease Payments	Operating Leases, Net	Capital Leases
Less amounts representing interest					(73)

Present value of future minimum lease payments					156
Less current portion					(44)

Capital lease obligations, net of current portion					$112

Rent expense for the years ended December 31, 2008, 2007 and 2006 was $1,364,000, $1,354,000 and $544,000, respectively, including space that was sublet. A.D.A.M.’s headquarters are located in approximately 24,000 square feet of leased office space in Atlanta, Georgia. The space is leased for a term ending in April 2019.

There is additional leased office space of 36,000 square feet in Uniondale, New York. The space is leased for a term ending in June 2011, for an amount of $124,000 per month. This space is sublet to unrelated third parties for terms ending June 2011, for amounts totaling $1,417,000. In conjunction with the purchase of OnlineBenefits in 2006, the difference between the cost of unused components of the Company’s Uniondale lease and the related income from the sublease contracts, present valued, was recorded as a liability of $1,443,000. This liability was reduced due to payments to $1,332,000 and $1,041,000 at December 31, 2006 and December 21, 2007, respectively. At December 31, 2008, the liability decreased to $673,000 due to payments, offset by increased costs of sublease termination and replacement. Of this amount, $250,000 is included in accounts payable and accrued expenses, and the remainder in other liabilities. This liability excludes the Facility Consolidation Program discussed below.

The Company indemnifies customers from third party claims of intellectual property infringement relating to the use of our products. Historically, costs related to this guarantee have not been significant and the Company is unable to estimate the potential impact of this guarantee on future results of operations.

15. 2008 Facility Consolidation Program and Loan Refinancing Costs

In the fourth quarter 2008, we recorded expense of $3,006,000 related to a facility consolidation program and loan refinancing costs. These activities were started and completed in the fourth quarter and the related costs are reflected in general and administrative expense on the Consolidated Statements of Operations.

The Facility Consolidation Program led to our Uniondale, New York office space being subleased on November 1, 2008. The closing of the office allowed us to consolidate our customer focused operations to the Atlanta office. We recorded expense of $2,193,000 primarily related to the facility consolidation of this office space. The costs associated with the restructure included severance, fixed asset write-offs, contract and other office shut-down costs of $985,000; and loss on the sublease of $1,208,000. The sublease loss was recorded at fair value when the right to use the space ceased and was made up of a $1,417,000 liability offset by a previously existing deferred rent liability of $208,000. This $1,417,000 liability recorded at the date of restructuring was based primarily on the present value of the net cash flows from the future rental payments of $2,016,000 less estimated sublease rental income of $469,000. At December 31, 2008 this liability had been reduced to $1,380,000 as a result of payments. Of this amount, $509,000 is included in accounts payable and accrued expenses and the remainder in other liabilities.

The loan refinancing costs were related to the termination of the 2006 Credit Agreement with Capital Source and the 2008 Loan agreement with RBC bank. The total amount related to the refinancing was $813,000, consisting primarily of $406,000 and $366,000 related to the write-off of unamortized deferred financing fee, and the fair value of the warrants issued to Capital Source, respectively.

16. Operating segments

Statement of Financial Accounting Statements No. 131, Disclosures about Segments of an Enterprise and Related Information (“SFAS 131”), establishes standards for reporting information about operating segments. It defines operating segments as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision-maker, or decision-making group, in deciding how to allocate resources and in assessing performance. Our chief operating decision-maker is our Chief Executive Officer. We have two operating segments which aggregate into one reportable segment under SFAS 131. Under SFAS 131, two or more operating segments may be aggregated into a single operating segment for financial reporting purposes if aggregation is consistent with the objective and basic principles of SFAS 131, if the segments have the similar economic characteristics, and if the segments are similar in each of the following areas: nature of product and services, nature of the production process, class of customer for products and services, and the methods used to distribute the products and services.

We sell a portfolio of products related to the healthcare market. Sales and certain financial data is available by geographic regions and product lines. The largest product groups (our two operating segments) relate to our health information products, and our benefits communications and broker systems. Our chief operating decision- maker, our Chief Executive Officer, reviews financial information in aggregate and by products when making decisions for allocating resources and evaluating financial performance. Periodic decisions may be made separately for the two product groups due to customer strategies, product releases, market conditions, acquisitions, or staffing resources, but the common long term growth outlook for each segment remains constant. The two aggregated operating segments have similar economic characteristics and the aggregation into one reportable segment is not done to hide unprofitable segments.

Geographic Information

The Company sells products through agreements which grant territorial rights to international and domestic distributors. During the years ended December 31, 2008, 2007 and 2006, net revenues from international sales were approximately $432,000, $638,000 and $653,000, respectively. Disclosed in the table below is geographic information for each country that comprised greater than one percent of our total revenues for fiscal years 2008, 2007 and 2006 (in thousands):

	Year Ended December 31,
	2008	2007	2006
United States	$28,425	$27,240	$15,852
Other foreign countries	432	638	653

	$28,857	$27,878	$16,505

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders

A.D.A.M., Inc.

We have audited the accompanying consolidated balance sheet of A.D.A.M., Inc. and subsidiaries (the “Company”) as of December 31, 2008, and the related consolidated statements of operations, shareholders’ equity, and cash flows for the year then ended. Our audit of the basic financial statements included the consolidated financial statement schedule listed in the index appearing under Item 15(a)(2). These financial statements and the financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of A.D.A.M., Inc. and subsidiaries as of December 31, 2008 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the related consolidated financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ GRANT THORNTON LLP

Atlanta, Georgia

March 20, 2009

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders

A.D.A.M., Inc.

We have audited the accompanying consolidated balance sheet of A.D.A.M., Inc. and subsidiaries (the “Company”) as of December 31, 2007, and the related consolidated statements of operations, changes in shareholders’ equity, and cash flows for the two years in the period ended December 31, 2007. Our audit of the basic financial statements included the financial statement schedule listed in the index appearing under Item 15(a)(2). These financial statements and the financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and the financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of A.D.A.M., Inc. and subsidiaries as of December 31, 2007, and the consolidated results of their operations and their cash flows for each of the two years in the period ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As discussed in Note 1 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 123(R), Share-Based Payment, effective January 1, 2006.

/s/ Tauber & Balser, P.C.

Atlanta, Georgia

March 17, 2008